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Baron Partners Fund                                              June 30, 2009
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DISCLOSURE REGARDING THE APPROVAL OF THE INVESTMENT ADVISORY AGREEMENT FOR THE
BARON PARTNERS FUND SERIES BY THE BOARD OF TRUSTEES
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The Board of Trustees (the "Board") of Baron Select Funds (the "Trust") met on
May 12, 2009 to discuss the selection of BAMCO, Inc. (the "Adviser") as the investment adviser and the approval of the investment advisory agreement for the Baron Partners Fund series of the Trust (the "Fund"). The members of the Board who are not affiliated with the Trust (the "Independent Trustees") met in separate session to discuss and consider the renewal of the advisory contract for the Fund. An independent consultant provided reports to the Board and attended the Board meeting. The Trustees received a substantial amount of information from the Adviser and from the consultant, and were advised by independent counsel. Based on its evaluation of this and other information, the Board, including a majority of the Independent Trustees, approved the continuation of the advisory agreement for the Fund for an additional one year period.

In reaching its determination, the Board considered various factors that it deemed relevant, including the factors listed below.

1. NATURE, EXTENT AND QUALITY OF SERVICES

As part of their consideration of the nature, extent and quality of services provided by the Adviser, the Independent Trustees relied on the information they received at the Board meeting, as well as on the information they had considered in past years. In particular, the Board considered the following:

   . Their confidence in the Adviser's senior personnel, portfolio management, the financial condition of the Adviser and its affiliates and the Adviser's available resources;

   . The nature, quality and the level of long-term performance of the services provided by the Adviser, including: intensive devotion to research, selection of broker/dealers for Fund portfolio transactions, relationships with and supervision of third party service providers, such as the Fund's custodian and transfer agent, the quality of shareholder reports, the ability to monitor adherence to investment guidelines and restrictions, the legal, accounting and compliance services provided to the Fund and the support services provided to the Board;

   . The Adviser's investment principles and processes and the historical performance of the Fund as compared to similar funds managed by other advisers and other funds managed by the Adviser over comparable periods;

   . The total expense ratio of the Fund and its comparison to similar funds managed by other advisers over comparable periods;

   . The costs of portfolio management, including the types of investments made for the Fund, the personnel and systems necessary for the implementation of investment strategies and the pre-tax profits realized by the Adviser and its affiliates from their relationship with the Fund; and

   . Any additional services provided by the Adviser.

The Board concluded that the nature, extent and quality of the services provided by the Adviser to the Fund were appropriate and that the Fund was likely to continue to benefit from those services provided under the advisory agreement with the Adviser.

2. INVESTMENT PERFORMANCE OF THE FUND AND THE ADVISER

As part of its consideration of the investment performance of the Fund and the Adviser, the Board took into account reports prepared by an independent consultant and data supplied by independent data service providers. Performance of the Fund was compared to the performance of peer group funds managed by other advisers over comparable periods, and the expenses of the Fund were compared to the expenses of other funds. The Board considered total return and expense ratios of the Fund and of similar funds, and compared the annualized total return over one-, three-, five- and ten-year periods, where applicable, against expense group and performance universe averages. After considering all the information, the Board concluded that the Adviser continued to invest in accordance with its long-standing principles and that the Fund's more recent absolute performance was explained by the unprecedented negative global reaction to equity securities, generally. The Board also concluded that the Fund and its shareholders had benefited over the long-term from the Adviser's investment management of the Fund.

3. COSTS OF SERVICES PROVIDED AND PROFITS TO BE REALIZED BY THE ADVISER

The Board was provided with information from the Adviser and the independent consultant regarding the fees charged by the Adviser as compared to the fees charged by comparable funds. This information compared various fees and expenses, as well as the total expense ratio, of the Fund against the same fees, expenses and total expense ratios of other funds of similar size, character and investment strategies. The total expense ratio for the Fund was comparable to the total expense ratios of the funds against which it was compared.

The Board also considered the Adviser's management fees for other public pooled investment vehicles for which the Adviser serves as a sub-adviser and the basis of compensation for separate accounts and private funds managed by an affiliated adviser. While the fees for the other funds and accounts are

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June 30, 2009                                              Baron Partners Fund
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the same as, or lower than, the fees for the Fund, the Adviser or its affiliate performs only portfolio management services for those clients and does not provide many other services provided to the Fund. The Board discussed and considered those other services, which include accounting, oversight of service providers, legal, regulatory, compliance, risk management and Trustee support. The Board also considered benefits that accrue to the Adviser and its affiliates from their relationship with the Fund.

The Board also considered the costs of portfolio management, including the types of investments made for the Fund, the personnel and systems necessary to implement investment strategies and the pre-tax profits realized by the Adviser and its affiliates from their relationship with the Fund.

The Board concluded that the management fee, as well as the total expenses paid by the Fund to the Adviser and its affiliate, were reasonable in light of the services provided and the long-term performance of the Fund over various time periods.

4. ECONOMIES OF SCALE AND BENEFITS TO INVESTORS

The Board considered the extent to which the Fund's management fee reflected economies of scale for the benefit of Fund shareholders. The Board considered that the Fund does not have breakpoint fees. The Board considered that the small- and mid-cap investment strategy required more attention by the Adviser than a strategy that involved other types of investing, particularly as the assets increase in size. The Board considered that the Adviser was continuing to grow and upgrade its staff and invest in its business even during this recent period of declining assets and reduced revenues. The Board concluded that based on the considerable reinvestment by the Adviser to support the Fund, including the continued increase in number of quality professional staff, the Fund's management fee structure was reasonable. The Board will continue to scrutinize the extent of economies of scale, asset growth and the Adviser's plans to reinvest further to support the Fund.

After due consideration of the above enumerated factors and additional factors, the Board, including a majority of the Independent Trustees, concluded that approval of the Fund's investment advisory agreement was in the best interests of the Fund and its shareholders.

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